P.I.E. 1/23/02

FORM 6-K

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For ...23 January....2002


02016643

UNITED UTILITIES PLC
(Translation of registrant's name into English)

Dawson House, Great Sankey
Warrington, Cheshire ENGLAND WA5 3LW
(Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F......X......   Form 40-F..............

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes...........   No...X.......

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b):

PROCES
FEB 25
p THOMS
FINANC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

<u>UNITED UTILITIES PLC</u>
(Registrant)

Date: 23 January 2002   BY.............................



Tim Rayner
Company Secretary

* Print the name and title of the signing officer under his signature

UNITED UTILITIES PLC

Wednesday, 23 January 2002

The following announcement is being made in accordance with 16.13(a) of the Yellow Book.

In accordance with the operation of the Qualifying Employee Share Ownership Trust (QUEST), and in conjunction with the exercise of share options under the Save-As-You-Earn (SAYE) employee share schemes, United Utilities PLC ahs today allotted 2,750,000 ordinary shares (at the 10.00am mid-market price of 602.5p) to the QUEST Trustee for transfer in accordance with the rules of the SAYE schemes.

The current issued share capital is 553,175,704 ordinary shares. The allotment amounts to 0.4971%.

The following directors hold options in the United Utilities SAYE schemes

John Roberts
Gordon Waters
Simon Batey
Les Dawson

Further information can be obtained from Tim Rayner, Company Secretary 01925 237071.

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United Utilities' ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol 'UU'.

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